Exhibit 99.1

Media Release

September 10, 2014

TELUS offering $1.2 billion in new debt notes

$800 million of 10-year notes with 3.75 per cent interest rate

$400 million of 30-year notes with 4.75 per cent interest rate

Vancouver, B.C. – TELUS announced today it is offering $1.2 billion of senior unsecured notes in two series, the first with a 10-year maturity, the second with a 30-year maturity. The notes are offered through a syndicate of agents led by RBC Capital Markets, BMO Capital Markets, and CIBC World Markets. Closing of the offering is expected to occur on or about September 15, 2014.

The 3.75 per cent 10-year Notes, Series CQ, were priced at $99.775 per $100 principal amount for an effective yield of 3.777 per cent per annum and will mature on January 17, 2025. The 4.75 per cent 30-year Notes, Series CR, were priced at $99.291 per $100 principal amount for an effective yield of 4.795 per cent per annum and will mature on January 17, 2045.

The net proceeds will be used to repay indebtedness consisting of (a) advances on the 2014 Credit Facility and commercial paper issued to fund a substantial portion of the redemption of the Company’s $500 million Series CE Notes, and (b) other outstanding commercial paper, which was originally incurred for general corporate purposes. Pending any such use of the net proceeds, the Company will invest the net proceeds in bank deposits and short-term marketable securities.

“Upon closing of today’s debt offering, the average term to maturity of TELUS’ long-term debt will be 11.2 years as compared to 5.5 years at the end of 2012. Additionally, TELUS’ weighted average cost of long-term debt will be 4.72 per cent, as compared to 5.44 per cent at the end of 2012,” said Darren Entwistle, TELUS Executive Chair. “Our strong balance sheet and industry-leading leverage ratio provide TELUS with the unique ability to continue to make core investments in our wireless and wireline broadband networks and services for the benefit of our customers, whilst simultaneously growing our dividend and executing on our share purchase programs on a sustained basis.”

TELUS will be filing a prospectus supplement to its short form base shelf prospectus dated November 15, 2013 with securities regulatory authorities in Canada and the United States.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian or United States securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

Copies of the short form base shelf prospectus and the prospectus supplement relating to the offering of the Notes filed with securities regulatory authorities in Canada and the United States may be obtained from RBC Capital Markets, Debt Capital Markets, 200 Bay St., P.O. Box 50, 2nd Floor, North Tower, Toronto, Ontario, M5J 2W7, 416-842-6311.

Forward Looking Statements

This news release contains statements about financial and operating performance of TELUS (the Company) and future events, including with respect to future dividend increases, normal course issuer bids through 2016, and the anticipated closing date of the offering that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from that expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for the semi-annual dividend increases through 2016, ability to sustain and complete multi-year share purchase programs through 2016), qualifications and risk factors referred to in the 2013 annual report, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $11.7 billion of annual revenue and 13.4 million customer connections, including 7.9 million wireless subscribers, 3.2 million wireline network access lines, 1.4 million Internet subscribers and 865,000 TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video, and is Canada’s largest healthcare IT provider.

For more information about TELUS, please visit telus.com.

For more information, please contact:

Darrell Rae

TELUS Investor Relations

(604) 697-8192

ir@TELUS.com

Liz Sauvé

TELUS Media Relations

(604) 453-2488

Liz.Sauve@TELUS.com

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